UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101) _________
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 10)

Steinway Musical Instruments, Inc.
(Name of Issuer)

Ordinary Common Stock, par value $0.001
(Title of Class of Securities)

858495104
(CUSIP Number)

Hansin Kim, Esq. Lee Anav Chung White & Kim LLP 520 S. Grand Avenue, Suite 1070 Los Angeles, California 90071 (213) 341-1602
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 858495104	13D	Page 1 of 5

1	NAME OF REPORTING PERSONS Samick Musical Instruments Co, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,768,554 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 3,768,554 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,254 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 32.0%
14	TYPE OF REPORTING PERSON CO

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 2 of 5

1	NAME OF REPORTING PERSONS Opus Five Investment 1, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON PN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 3 of 5

1	NAME OF REPORTING PERSONS Opus Five Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON PN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 4 of 5

1	NAME OF REPORTING PERSONS Jong Sup Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 4,013,254 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 4,013,254 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,013,254 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 32.0%
14	TYPE OF REPORTING PERSON IN

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

CUSIP No. 858495104	13D	Page 5 of 5

1	NAME OF REPORTING PERSONS Sam Song Caster Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (2)
	8	SHARED VOTING POWER 244,700 (2)
	9	SOLE DISPOSITIVE POWER 0 (2)
	10	SHARED DISPOSITIVE POWER 244,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.0%
14	TYPE OF REPORTING PERSON CO

(1)           See Item 3 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

(2)           See Item 2 and 5 in Amendment No. 5 filed by the Reporting Persons on June 7, 2011.

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on November 13, 2009 by Samick Musical Instruments Co., Ltd., a Korean corporation (“Samick”), Opus Five Investment 1, LP, a California limited partnership (“Opus LP”), Opus Five Investment, LLC, a Delaware limited liability company, Jong Sup Kim and Sam Song Caster Co., Ltd., a Korean corporation (collectively, the “Reporting Persons”), as amended on April 1, 2010, October 8, 2010, December 21, 2010, May 5, 2011, June 6, 2011, June 27, 2011, February 21, 2013, July 11, 2013 and August 13, 2013 (as amended, the “Schedule 13D”).  Except as otherwise set forth herein, the information contained in the Schedule 13D remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 9, 2013, Samick notified Steinway Musical Instruments, Inc. (the “Issuer”), pursuant to the letter agreement, dated as of July 10, 2013, between Samick and the Issuer, that Samick had determined that it would no longer pursue a business combination transaction with the Issuer.

The Reporting Persons intend to tender all of their shares of Ordinary Common Stock, par value $0.001 per share, of the Issuer (the “Shares”) pursuant to the previously announced tender offer by Pianissimo Acquisition Corp. (the “Offer”), but reserve the right to withdraw any or all of the Shares from the Offer at any time, in accordance with the terms of the Offer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 10, 2013

SAMICK MUSICAL INSTRUMENTS CO., LTD.

By: /s/ Jong Sup Kim
Name: Jong Sup Kim
Title: Chairman

OPUS FIVE INVESTMENT 1, LP

By: /s/ Kyung Min Park
Name: Kyung Min Park
Title: Sole Member of General Partner

OPUS FIVE INVESTMENT, LLC

By: /s/ Kyung Min Park
Name: Kyung Min Park
Title: Sole Member

SAM SONG CASTER CO., LTD.

By: /s/ Kang Log Lee
Name: Kang Log Lee
Title: Director

/s/ Jong Sup Kim
Jong Sup Kim